SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               Spark Networks plc
     -----------------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, par value 0.01 pound per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G8305M109
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                          Tiger Global Management, LLC
                           101 Park Avenue, 48th Floor
                            New York, New York 10178
                                 (212) 984-2500
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2006
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  G8305M109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global Management, LLC(1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [_]
                                                               (b) [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,546,085 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,546,085 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,546,085 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[X](2)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

14.  TYPE OF REPORTING PERSON

     OO

----------
(1) Tiger Global Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(2) As described in Items 3, 4 and 5 below, Tiger Global Management, LLC may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreements (as defined below). Tiger Global Management, LLC does not affirm to be part of a group and expressly disclaims beneficial ownership of the 9,085,000 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global Management, LLC above.

CUSIP No.  G8305M109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Chase P. Coleman III (3)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,546,085 (3)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,546,085 (3)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,546,085 (3)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[X](4)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

14.  TYPE OF REPORTING PERSON

     IN

----------
(3) Charles P. Coleman III specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(4) As described in Items 3, 4 and 5 below, Charles P. Coleman III may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreements (as defined below). Charles P. Coleman III does not affirm to be part of a group and expressly disclaims beneficial ownership of the 9,085,000 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Mr. Coleman above.

CUSIP No. G8305M109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global, L.P. (5)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,087,861 (5)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,087,861 (5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,087,861 (5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[X](6)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14.  TYPE OF REPORTING PERSON

     PN

----------
(5) Tiger Global, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(6) As described in Items 3, 4 and 5 below, Tiger Global, L.P. may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant the terms of the Share Purchase Agreements (as defined below). Tiger Global, L.P. does not affirm to be part of a group and expressly disclaims beneficial ownership of the 9,085,000 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global, L.P. above.

CUSIP No.  G8305M109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global II, L.P. (7)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     24,767 (7)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     24,767 (7)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,767 (7)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[X](8)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14.  TYPE OF REPORTING PERSON

     PN

----------
(7) Tiger Global II, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(8) As described in Items 3, 4 and 5 below, Tiger Global II, L.P. may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreements (as defined below). Tiger Global II, L.P. does not affirm to be part of a group and expressly disclaims beneficial ownership of the 9,085,000 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global II, L.P. above.

CUSIP No.  G8305M109
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tiger Global, Ltd. (9)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [_]
                                                               (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     433,457 (9)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     433,457 (9)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     433,457 (9)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [X] (10)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%

14.  TYPE OF REPORTING PERSON

     CO

----------
(9) Tiger Global, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(10) As described in Items 3, 4 and 5 below, Tiger Global, Ltd. may be deemed to be part of a group with the Great Hill Entities (as defined below), pursuant to the terms of the Share Purchase Agreements (as defined below). Tiger
Global, Ltd. does not affirm to be part of a group and expressly disclaims beneficial ownership of the 9,085,000 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global, Ltd. above.

CUSIP No.  G8305M109
           ---------------------
_______________________________________________________________________
Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value 0.01 pound per share (the "Ordinary Shares"), of Spark Networks plc, a public limited company registered in England and Wales under number 3628907 whose registered office is located at 24-26 Arcadia Avenue, Finchley Central, London N3 2JU, England (the "Issuer"), whose principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California, 90211.

_______________________________________________________________________
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed on behalf of: (I) Tiger Global, L.P., a Delaware limited partnership ("TGLP"); (ii) Tiger Global II, L.P., a Delaware limited partnership ("TGII"); (iii) Tiger Global, Ltd., a Cayman Islands exempted company ("TGLTD", and together with TGLP and TGII, the "Tiger Global Funds"); (iv) Tiger Global Management, LLC, a Delaware limited liability company ("TGM", and together with the Tiger Global Funds, the "Tiger Global Entities"); and (v) Charles P. Coleman III (together with Tiger Global Entities, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

     The Tiger Global Funds are each a private investment fund. TGM acts as the management company to TGLP and TGII and acts as investment manager to TGLTD. Mr. Coleman is the managing member of TGM. The principal business office of TGLP, TGII, TGM and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of TGLTD is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

     (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

_______________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     On December 1, 2005, the Tiger Global Funds, Great Hill Investors, LLC, Great Hill Equity Partners II, LP and Great Hill Affiliate Partners, LP (the "Initial Great Hill Entities") entered into a share purchase agreement (the "Initial Share Purchase Agreement") pursuant to which the Initial Great Hill Entities acquired from the Tiger Global Funds an aggregate of 2,000,000 Ordinary Shares for a purchase price of $5.35 per share, or $10,700,000 in the aggregate.

     As more fully described in Item 4 hereof, on June 13, 2006, the Tiger Global Funds, Great Hill Investors, LLC and Great Hill Equity Partners III, LP (the "Subsequent Great Hill Entities" and together with the Initial Great Hill Entities, the "Great Hill Entities") entered into a share purchase agreement (the "Subsequent Share Purchase Agreement" and together with the Initial Share Purchase Agreement, the "Share Purchase Agreements") pursuant to which the Subsequent Great Hill Entities acquired from the Tiger Global Funds an aggregate of 3,085,000 Ordinary Shares for a purchase price of $5.50 per share, or $16,967,500 in the aggregate. A form of the Initial Share Purchase Agreement is filed as Exhibit 1 which is incorporated by reference herein and a form of the Additional Share Purchase Agreement is filed as Exhibit 2 hereto.

_______________________________________________________________________
Item 4.  Purpose of Transaction


     Voting Arrangements

     Pursuant to the terms of the Share Purchase Agreements, for so long as the Great Hill Entities and their respective affiliates own at least 5% of the outstanding Ordinary Shares (including Ordinary Shares that are represented by global depositary shares and any other depositary shares) and any other shares in the capital of the Issuer entitled to vote on the election of directors) ("Voting Shares"), the Tiger Global Funds agreed that: (x) if at any time a Great Hill Entity notifies a Tiger Global Fund of its desire and intention to designate a single director on behalf of all the Great Hill Entities (the "Great Hill Director") in advance of any meeting of the Issuer's shareholders called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Issuer, the Tiger Global Funds agreed to consent, vote (or cause to be voted) all of its Voting Shares that are owned or held of record by the Tiger Global Funds, or as to which the Tiger Global Funds have voting power or in respect of which the Tiger Global Funds can direct, restrict or control any such voting power (the "Remaining Shares") held, at the time such consent is sought or meeting is held, to elect such Great Hill Director; and (y) if at any time a Great Hill Entity notifies a Tiger Global Fund of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, the Tiger Global Funds agree to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner. Pursuant to the Additional Share Purchase Agreement, the Tiger Global Funds irrevocably granted, and appointed Michael A. Kumin, and any other person who shall hereafter be designated by the Great Hill Entities as the Tiger Global Funds' proxy and attorney (with full power of substitution) to vote all of the Tiger Global Funds' shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director.

     In addition, the Tiger Global Funds agreed not to enter into or exercise its rights under any voting arrangements with respect to any Remaining Shares or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations to vote its Remaining Shares in accordance with the terms of the Share Purchase Agreements. Pursuant to the terms of the Share Purchase Agreements, the Tiger Global Funds are not restricted from selling or otherwise transferring any Remaining Shares or any interest therein to a third party that is not an affiliate of Tiger Global Funds or the Issuer or to any affiliate that agrees in writing to be bound by the terms of the Share Purchase Agreements. The foregoing covenants and obligations of the Tiger Global Funds terminates after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the Issuer's articles and memorandum of association, as in effect on December 1, 2005 with respect to the Initial Share Purchase Agreement and June 13, 2006 with respect to the Additional Share Purchase Agreement.

     In addition, the Tiger Global Funds agreed that, in order to secure all interest of the Great Hill Entities in the Ordinary Shares purchased under each applicable share purchase agreement with effect from the date of execution of the applicable share purchase agreement (the "Execution Date"), each of the Tiger Global Funds irrevocably appointed Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares (or global depository shares representing Ordinary Shares) purchased pursuant to the applicable share purchase agreement. The Tiger Global Funds agreed, following the applicable Execution Date, not to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares purchased pursuant to the applicable share purchase agreement that are registered in its name.

     The Ordinary Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Ordinary Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

_______________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, TGM may be deemed to beneficially own 1,546,085 Ordinary Shares, constituting approximately 5.1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     TGM has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 1,546,085 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 1,546,085 Ordinary Shares.

     TGM specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Charles P. Coleman III may be deemed to beneficially own 1,546,085 Ordinary Shares, constituting approximately 5.1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     Mr. Coleman has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 1,546,085 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 1,546,085 Ordinary Shares.

     Mr. Coleman specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGLP may be deemed to beneficially own 1,087,861 Ordinary Shares, constituting approximately 3.6% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     TGLP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 1,087,861 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 1,087,861 Ordinary Shares.

     TGLP specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGII may be deemed to beneficially own 24,767 Ordinary Shares, constituting approximately 0.1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     TGII has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 24,767 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 24,767 Ordinary Shares.

     TGII specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGLTD may be deemed to beneficially own 433,457 Ordinary Shares, constituting approximately 1.4% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     TGLTD has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 433,457 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 433,457 Ordinary Shares.

     TGLTD specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     Interests in Securities of the Issuer of the Great Hill Entities

     (a) As of the date hereof, Great Hill Investors, LLC may be deemed to beneficially own 81,221 Ordinary Shares, constituting less than 1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     (a) As of the date hereof, Great Hill Equity Partners II, Limited Partnership may be deemed to beneficially own 5,713,465 Ordinary Shares, constituting approximately 18.8% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     (a) As of the date hereof, Great Hill Affiliate Partners II, L.P. may be deemed to beneficially own 217,673 Ordinary Shares, constituting approximately 1.0% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     (a) As of the date hereof, Great Hill Equity Partners III, L.P. may be deemed to beneficially own 3,072,641 Ordinary Shares, constituting approximately 10.1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 4, 2006 as reported in the Issuer's Form 10-Q filed on May 8, 2006.

     (c) Information set forth in Exhibit C describes any transactions by the Reporting Persons relating to the Ordinary Shares during the past 60 days.

     (d, e) Not applicable.

_______________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to the Share Purchase Agreements described in Items 3 and 4.

_______________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Form of Initial Share Purchase Agreement, dated December 1, 2005, by and among the Initial Great Hill Entities and the Tiger Global Funds (incorporated by reference to Exhibit A of the Schedule 13D filed on December 12, 2005).

     Exhibit 2: Form of Additional Share Purchase Agreement, dated as of June 13, 2006, by and among the Subsequent Great Hill Entities and the Tiger Global Funds.

     Exhibit 3: Joint Filing Agreement, dated as of June 20, 2006, by and among the Reporting Persons.

     Exhibit 4: The transactions in the Ordinary Shares that were effected by the Reporting Persons within the past 60 days.

_______________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2006
-----------------------
(Date)

Tiger Global Management, LLC (11)

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

/s/ Charles P. Coleman III (11)
---------------------------
    Charles P. Coleman III

Tiger Global, L.P. (11)
By:  Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

Tiger Global II, L.P. (11)
By: Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

Tiger Global, Ltd. (11)
By:  Tiger Global Management, LLC, its investment manager

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Director

----------
(11) Each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit 2
---------

                            SHARE PURCHASE AGREEMENT


     This Share Purchase Agreement (this "Agreement") is made as of June 13, 2006, by and among Great Hill Investors, LLC, a Massachusetts limited liability company, whose registered office is located at One Liberty Square Boston, Massachusetts 02109 ("GHI") and Great Hill Equity Partners III, LP, a Delaware limited partnership, whose registered office is located at One Liberty Square Boston, Massachusetts 02109 ("GHEP") and Tiger Global II, L.P., a Delaware limited partnership, whose registered office is located at 101 Park Avenue, 48th Floor, New York, New York 10178 ("TGII"), Tiger Global, L.P., a Delaware limited partnership, whose registered office is located at 101 Park Avenue, 48th Floor, New York, New York 10178 ("TGLP"), Tiger Global, Ltd., an exempted company formed under the laws of the Cayman Islands, whose registered office is located at c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies ("TGLTD"). Each of GHI and GHEP are referred to as a "Buyer." Each of TGII, TGLP and TGLTD are referred to as a "Seller."

                                    RECITALS

     The Sellers desire to sell, and the Buyers desire to purchase the Shares for the consideration and on the terms set forth in this Agreement.

                                    AGREEMENT

     The parties, intending to be legally bound, agree as follows:

1.   DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

     "Applicable Contract" means, with respect to any Person, any Contract (a) under which such Person has or may acquire any rights, (b) under which such Person has or may become subject to any obligation or liability, or (c) by which such Person or any of the assets owned or used by such Person is or may become bound.

         A "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement, any other instrument delivered pursuant to this Agreement, or any other agreement or Contract shall be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

     "Buyer" has the meaning set forth in the first paragraph of this Agreement.

     "Closing" has the meaning set forth in Section 2.3.

     "Closing Date" means the date and time as of which the Closing actually takes place.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means Spark Networks plc, a public limited company, registered in England and Wales under number 3628907 whose registered office is located at 24-26 Arcadia Avenue, Finchley Central, London N3 2JU, England.

         "Confidentiality Agreement" means the Confidentiality Agreement, dated October 14, 2004, by and between Spark Networks plc and Great Hill Equity Partners II, Limited Partnership.

         "Consent" means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     "DTC" means The Depositary Trust Company.

     "Encumbrance" means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind or any other third party right, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

     "GHEP" has the meaning set forth in the Recitals of this Agreement.

     "GHI" has the meaning set forth in the Recitals of this Agreement.

     "Global Depositary Shares" means global depositary shares that represent Ordinary Shares.

     "Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "Governmental Body" means any:

          (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

          (b)  federal, state, local, municipal, foreign, or other government;

          (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

          (d)  multi-national organization or body; or

          (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "Great Hill Director" has the meaning set forth in Section 5.1(a)(ii).

     "Information" has the meaning set forth in Section 8.2(a).

     "Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

     "Offeree" has the meaning set forth in Section 3.7.

     "Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

     "Ordinary Shares" means ordinary shares of the Company, par value 0.01 pound per share.

     "Organizational Documents" means (a) the articles or certificate of incorporation and the bylaws of a corporation (including, for the avoidance of doubt, the Company's articles and memorandum of association as amended from time to time); (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) certificate of formation and operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment, supplement, modification or restatement of any of the foregoing.

     "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "Proceeding" means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "Purchase Price" has the meaning set forth in Section 2.2.

     "Remaining Shares" has the meaning set forth in Section 5.1(a)(i).

     "Representative" means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

     "Securities Reports" means all forms, reports, schedules, registration statements, definitive proxy or information statements and other documents required to be filed or filed by the Company with the SEC or any other Governmental Body, including the Registration Statement on Form S-1 of the Company (File No. 333-123228), in each case, as amended since the time of their filing, and including all documents filed as exhibits thereto and any Form 8-Ks that have been filed with or furnished to the SEC or such other Governmental Body.

     "Settlement Date" has the meaning set forth in Section 2.3.

     "Seller" has the meaning set forth in the first paragraph of this Agreement.

     "Shares" means the 3,085,000 Global Depositary Shares, in the aggregate, being sold pursuant to this Agreement.

     "Short Sales" means all "short sales" as defined in Rule 3b-3 of the Exchange Act.

     "Standstill Agreement" means the Standstill Agreement dated December 1, 2005, by and between Spark Networks plc and Great Hill Equity Partners II, Limited Partnership.

     "Tax" means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

     "Threatened" means a claim, Proceeding, dispute, action, or other matter shall be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing) that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

     "Transactions" means all of the transactions contemplated by this Agreement, including:

          (a)  the sale of the Shares by the Sellers to the Buyers;

          (b) the performance by the Buyers and the Sellers of their respective covenants and obligations under this Agreement; and

          (c)  the Buyers' acquisition and ownership of the Shares.

     "U.S. Shareholder" means a "U.S. shareholder" within the meaning of Section 951(b) of the Code, with respect to the Company.

     "Voting Shares" means the Ordinary Shares (including Ordinary Shares that are represented by the Global Depositary Shares and any other depositary shares) and any other shares in the capital of the Company entitled to vote on the election of directors.

2.   SALE AND TRANSFER OF SHARES; CLOSING

     2.1  SHARES

                  Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell and transfer, free from all Encumbrances, other than Encumbrances arising as a result of the depositary agreement in respect of the Shares or Encumbrances created by any Buyer, the Shares to the Buyers, and the Buyers shall purchase the Shares from the Sellers, and from and including the Closing Date, all rights and advantages accruing to the Shares shall belong to the Buyers. The number of Shares to be sold by each Seller is set forth opposite such Seller's name on Exhibit B.

     2.2  PURCHASE PRICE

                  The purchase price for the Shares shall be $5.50 per Share, and $16,967,500 in the aggregate (the "Purchase Price").

     2.3  CLOSING

                  The purchase and sale of the Shares shall take place concurrently with the execution and delivery of this Agreement (the "Closing") at the offices of the Buyers' counsel at 2049 Century Park East, Suite 3200, Los Angeles, California, at 10:00 a.m. (local time) on June 13, 2006, or at such other time as the parties may agree. The settlement of the purchase and sale of the Shares shall occur no later than June 15, 2006 (the "Settlement Date").

     2.4  CLOSING OBLIGATIONS

          (a)  The Sellers shall:

               (i) on or prior to the Settlement Date, instruct the brokers that hold the Shares on the Sellers' behalf to transfer the Shares to the Buyers in the amounts and to the accounts designated by the Buyers in writing prior to the Settlement Date to ensure that settlement with respect to such transfer shall occur on the Settlement Date; and

               (ii) deliver to the Buyers any other document that may be
                    required for any Seller to give good title to the Shares in accordance with the terms of this Agreement or that may be necessary to enable the Buyers to procure the registration of the Shares in the name of each Buyer or its nominee(s) or which evidence to each Buyer's satisfaction the authority of any person executing this Agreement or any of the documents referred to herein, on behalf of the Sellers.

          (b) Upon receipt of the Shares, the Buyers shall deliver to the Sellers the Purchase Price by wire transfer of immediately available funds to an account or accounts of the Sellers as specified by the Sellers in writing.

3.   REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     Each Seller represents and warrants to the Buyers as follows:

     3.1  ORGANIZATION AND GOOD STANDING

                  Each of TGII and TGLP is a limited partnership, duly organized, validly existing, and in good standing under the laws of Delaware, with the power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement. TGLTD is an exempted company, duly organized, validly existing, and in good standing under the laws of the Cayman Islands, with the power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement.

     3.2  AUTHORITY; NO CONFLICT

          (a) This Agreement constitutes the legal, valid, and binding obligation of each Seller, enforceable against each Seller in accordance with its terms. Each Seller has the power and authority to execute, deliver and perform its obligations under this Agreement.

          (b) Neither the execution and delivery of this Agreement by any Seller nor the performance by any Seller of any of its obligations hereunder shall, directly or indirectly (with or without notice or lapse of time):

               (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any Seller or, to the knowledge of such Seller (without having made any special inquiry or investigation), the Company, or (B) any resolution adopted by the manager, the board of managers (or other similar governing body), or the members of any Seller, or, to the knowledge of such Seller (without having made any special inquiry or investigation), the Company;

               (ii) contravene, conflict with, or result in a violation of any
                    Legal Requirement or any Order to which any Seller is subject;

               (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Seller; or

               (iv) contravene, conflict with, or result in a violation or
                    Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract of any Seller.

     3.3  TITLE TO THE SHARES

          (a) DTC is the legal and record holder of the Shares, and each Seller is the beneficial owner of the Global Depositary Shares set forth opposite such Seller's name on Exhibit B hereto, free and clear of all Encumbrances, other than Encumbrances arising as a result of the depositary agreement in respect of the Shares or Encumbrances created by any Buyer. Immediately following the Closing, DTC shall be the legal and record holder of the Shares and each Buyer shall have beneficial ownership of the Global Depositary Shares set forth under its name on Exhibit A, free and clear of all Encumbrances, other than Encumbrances arising as a result of the depositary agreement in respect of the Shares or Encumbrances created by any Buyer.

          (b) There are no Applicable Contracts of any Seller or, to each Seller's knowledge (without having made special inquiry or investigation), any other Contracts, relating to the sale, transfer, voting or ownership of the Shares or otherwise relating to the Shares, other than that Share Purchase Agreement dated as of December 1, 2005, by and among GHI, Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership and the Sellers and the depositary agreement in respect of the Shares.

     3.4  LEGAL PROCEEDINGS; ORDERS

                  There is no Proceeding pending or, to the knowledge of any Seller (without having made special inquiry or investigation), Threatened, that relates to the Shares or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the performance of any Seller's obligations hereunder.

     3.5  DISCLOSURE

          (a) Without having made any special inquiry or investigation, no fact has come to the attention of any Seller that has caused any Seller to believe that:

               (i) the Company has not filed on a timely basis with the SEC and each other Governmental Body all Securities Reports;

               (ii) as of their respective dates, any Securities Report did not comply in any material respect with the requirements (including Governmental Authorizations) of the Exchange Act and the Securities Act or other Legal Requirements that are or were applicable to such Securities Report; and

               (iii) any Securities Report contained when filed or contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.6  BROKERS OR FINDERS

                  No Seller nor any officer or agent of any Seller has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

     3.7  ACKNOWLEDGEMENT REGARDING TRADING ACTIVITY

                Except as provided in the Confidentiality Agreement and the Standstill Agreement, with respect to purchases of the Company's Ordinary Shares or Global Depositary Shares, anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and agreed by each Seller: (i) that neither the Buyers nor any Person to whom an offer of Shares have been made (each, an "Offeree") have been asked to agree, nor has any Buyer or Offeree agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Shares, securities of the Company, or "derivative" securities based on securities issued by the Company for any specified term; (ii) that past or future open market or other transactions by any Buyer or Offeree, including without limitation, Short Sales or "derivative" transactions, before or after the closing of the Transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) that any Buyer or Offeree, and counter parties in "derivative" transactions to which any Buyer or Offeree is a party, directly or indirectly, presently may have a "short" position in the Ordinary Shares or the Global Depositary Shares; and (iv) that no Buyer or Offeree shall be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.

4.   REPRESENTATIONS AND WARRANTIES OF THE BUYERS

         Each Buyer represents and warrants to the Sellers as follows:

     4.1  ORGANIZATION AND GOOD STANDING

                  GHI is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Massachusetts. GHEP is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. Each Buyer has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

     4.2  AUTHORITY; NO CONFLICT

          (a) This Agreement constitutes the legal, valid, and binding obligation of each Buyer, enforceable against each Buyer in accordance with its terms.

          (b) Neither the execution and delivery of this Agreement by any Buyer nor the performance of its obligations hereunder shall, directly or indirectly (with or without notice or lapse of time):

               (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any Buyer, or (B) any resolution adopted by the manager, the board of managers (or other similar governing body), or the members of any Buyer;

               (ii) contravene, conflict with, or result in a violation of any
                    Legal Requirement or any Order to which any Buyer is subject;

               (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Buyer;

               (iv) contravene, conflict with, or result in a violation or
                    Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify any Applicable Contract of any Buyer.

     4.3  INVESTMENT REPRESENTATIONS

          (a) Each Buyer is acquiring the Shares solely for its own account, for investment purposes only, and not with a view to or an intent to sell, or to offer for resale in connection with any unregistered distribution of all or any portion of the Shares within the meaning of the Securities Act or applicable state securities laws.

          (b) Each Buyer is either an "accredited investor" as defined in Rule 501 subparagraphs (1), (2), (3) or (7) of Rule 501(a) promulgated under the Securities Act or "qualified institutional buyer" as defined in Rule 144A promulgated under the Securities Act, or both. Each Buyer is not a registered broker-dealer under Section 15 of the Exchange Act.

          (c) Each Buyer represents, warrants and acknowledges that the Shares are being offered and sold to it in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act and similar exemptions from the registration requirements of state securities laws and that the Sellers are relying upon the truth and accuracy of, and each Buyer's compliance with, the representations, warranties, agreements, acknowledgements and understandings of each Buyer set forth in this Section 4.3 in order to determine the availability of such exemption and the eligibility of each Buyer to acquire the Shares.

          (d) Each Buyer is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

          (e) Each Buyer understands that except as otherwise provided in this Agreement, the Shares have not been and are not being registered under the Securities Act or any applicable state securities laws and each Buyer may have to bear the risk of owning the Shares for an indefinite period of time because the Shares may not be transferred unless: (i) the resale of the Shares is registered pursuant to an effective registration statement under the Securities Act; or (ii) the Shares to be sold or transferred may be sold or transferred pursuant to Section 4(1) of the Securities Act or other exemption from such registration.

          (f) The office or offices of each Buyer in which its investment decision was made is located at the address or addresses of each Buyer set forth in Section 8.4.

     4.4  CERTAIN PROCEEDINGS

                  There is no pending Proceeding that has been commenced against any Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the performance of any Buyer's obligations hereunder. To each Buyer's knowledge, no such Proceeding has been Threatened.

     4.5  BROKERS OR FINDERS

                  No Buyer nor any officer or agent of any Buyer has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

5.   COVENANTS

     5.1  VOTING

          (a) For so long as the Buyers and their respective affiliates collectively own at least 5% of the outstanding Voting Shares:

               (i) No Seller shall enter into or exercise its rights under any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to any Voting Shares that are owned or held of record by such Seller, or as to which such Seller has voting power or in respect of which such Seller can direct, restrict or control any such voting power (the "Remaining Shares") or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the Transactions; provided, that nothing in this Section 5.1(a)(i) shall restrict the ability of such Seller to sell or otherwise transfer any Remaining Shares or any interest therein to a third party that is not an affiliate of such Seller or the Company or to any affiliate that agrees in writing to be bound by the terms of this Agreement;

               (ii) If at any time any Buyer notifies any Seller of its desire and intention to designate a single director on behalf of all of the Buyers (the "Great Hill Director") in advance of any meeting of shareholders of the Company called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Company, such Seller shall, including by executing a written consent, vote (or cause to be voted) all of its Remaining Shares held at the time such consent is sought or meeting is held to elect the Great Hill Director and to elect such Great Hill Director to any committee of the board of directors of the Company;

               (iii) If at any time any Buyer notifies any Seller of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Seller shall cooperate in causing the requested removal and/or replacement by voting in the appropriate manner in accordance with the terms of this
                    Section 5.1.

               (iv) Each Seller hereby irrevocably grants to, and appoints
                    Michael A. Kumin, and any other Person who shall hereafter be designated by the Buyers, as such Seller's proxy and attorney in its name (with full power of substitution), for and in the name, place and stead of such Seller, to vote all of its Remaining Shares held at the time such consent is sought or meeting is held, or grant a consent or approval in respect of such Remaining Shares, at any meeting of the shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought to elect a Great Hill Director as contemplated in Section 5.1(a), but not with respect to any vote, consent or approval of any other matter that may be concurrently presented for approval. Each Seller has caused each proxy and attorney previously given in respect of all Remaining Shares to be revoked.

               (v) Each Seller hereby affirms that the proxy and attorney set forth in this Section 5.1 is coupled with an interest and is irrevocable. Each Seller hereby ratifies and confirms all that such irrevocable proxy and attorney may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy and attorney is executed and intended to be irrevocable.

               (vi) The covenants, obligations, proxy and attorney under this
                    Section 5.1(a) shall terminate after a Great Hill Director (together with any replacements therefore appointed in accordance with Section 5.1(a)(iii)) has served a single, full term of office of three years, in accordance with the Company's articles and memorandum of association, as in effect on the date hereof.

          (b)  VOTING OF THE SHARES FOLLOWING CLOSING

               (i) In order to secure the interest of the Buyers in the Shares under this Agreement, with effect from Closing, each Seller irrevocably appoints Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

               (ii) Each Seller undertakes following Closing not to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

          (c)  COOPERATION IN REGULATORY COMPLIANCE

                  For so long as the covenants in Sections 5.1(a) and 5.1(b) are in effect, the parties agree to furnish promptly to each other such information as may be reasonably required for the other to prepare and file timely, complete and accurate statements on Schedule 13D and any amendments thereto, in each case, regarding their beneficial ownership of Ordinary Shares, to the extent required under Section 13 of the Exchange Act.

     5.2  MARKET ABUSE DIRECTIVE COMPLIANCE

                  To the extent applicable to the transactions contemplated by this Agreement, each Seller shall, and shall cause its affiliates (including Scott Shleifer) to, comply with the requirements (including any notification requirements) of the Market Abuse Directive 2003/6/EC effective in the European Union at the date of this Agreement and any statute, regulation, code, statutory provision or subordinate legislation and any other legislation which (either with or without modification) enacts, implements or consolidates such directive in any member state of the European Union and any other directive, regulation, code or legislation, issued pursuant to the Financial Services Action Plan of the European Union.

     5.3  TAXES

          (a) If (i) any Seller has been a U.S. Shareholder within the meaning of Section 951(b) of the Code at any time during the taxable year of the Company that includes the Closing, (ii) the Company was, prior to the Closing, a "controlled foreign corporation" within the meaning of Section 957 of the Code, at any time during the taxable year of the Company that includes the Closing, and (iii) Buyer (or its direct or indirect owners) is required to include an amount in income for U.S. tax purposes under the "controlled foreign corporation" provisions of Section 951 et seq. of the Code with respect to the taxable year of the Company that includes the Closing, then each Seller that has been such a U.S. Shareholder during that year shall reimburse Buyer for 5/12th of the amount equal to the product of (x) 40% and (y) the amount of such income attributable to that proportion of the Shares transferred by such Seller pursuant to this Agreement.

          (b) The parties agree to cooperate following the Closing to determine the status of the Company as a "controlled foreign corporation" within the meaning of Section 957 of the Code during the taxable year of the Company that includes the Closing within 45 days after the end of such taxable year. The parties further agree to furnish to each other upon request such information as may be reasonably required for the other to determine whether it is a "U.S. shareholder" within the meaning of Section 951(b) of the Code, with respect to the Company and whether the Company is a "controlled foreign corporation" within the meaning of Section 957 of the Code, and the Buyers and Sellers shall use their commercially reasonable efforts to cause the Company to provide all such information.

6.   CONDITIONS PRECEDENT TO THE BUYERS' OBLIGATION TO CLOSE

         Each Buyer's obligation to purchase the Shares and to take the other actions required to be taken by each Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by each Buyer, in whole or in part):

     6.1  ACCURACY OF REPRESENTATIONS

                  Each Seller's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), were accurate in all material respects as of the date of this Agreement, and are accurate in all material respects as of the Closing Date as if made on the Closing Date; provided, that each representation and warranty that is qualified as to materiality were accurate in all respects as of the date of this Agreement, and are accurate in all respects as of the Closing Date as if made on the Closing Date.

     6.2  THE SELLERS' PERFORMANCE

          (a) All of the covenants and obligations that each Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), have been duly performed and complied with in all material respects.

          (b) Each document required to be delivered pursuant to Section 2.4(a) and such other documents as the Buyers may reasonably request for the purpose of facilitating the consummation or performance of any of the Transactions have been delivered.

     6.3  CONSENTS

                  All Consents, if any, required in connection with the consummation of the Transactions have been obtained and are in full force and effect.

7.   CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATION TO CLOSE

         Each Seller's obligation to sell the Shares and to take the other actions required to be taken by such Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by such Seller, in whole or in part):

     7.1  ACCURACY OF REPRESENTATIONS

                  Each Buyer's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), was accurate in all material respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date; provided, that each representation and warranty that is qualified as to materiality was accurate in all respects as of the date of this Agreement, and is accurate in all respects as of the Closing Date as if made on the Closing Date.

     7.2  THE BUYERS' PERFORMANCE

                  All of the covenants and obligations that each Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), have been performed and complied with in all material respects.

8.   GENERAL PROVISIONS

     8.1  EXPENSES

                  Each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transactions, including all fees and expenses of agents, representatives, counsel, and accountants.

     8.2  ACCESS TO INFORMATION

          (a) Each party hereby acknowledges that (i) it knows that each other party may have material, non-public information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans (including plans regarding potential purchases of the Shares, which may be for different amounts or types of consideration) and prospects (collectively, "Information"); (ii) it has been offered access to the Information, and has reviewed such Information as it deems appropriate, and that such Information might be material to such party's decision to sell or purchase, as applicable, the Shares or otherwise materially adverse to such party's interests. Accordingly, without limiting any of the representations and warranties contained in this Agreement, such party acknowledges and agrees that no other party or any other Person shall have any obligation to disclose to such party any of such Information.

          (b) Each party represents and warrants that it has adequate information to make an informed decision regarding the sale and purchase of the Shares and has independently and without reliance upon any other party made its own analysis and decision to sell or purchase, as the case may be, the Shares. Each party hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against each other party, their respective affiliates (other than the Company) and controlling persons, and the Representatives of each of them, directly or indirectly based upon, relating to or arising out of the Transactions, including any claim or cause of action based upon, relating to or arising out of nondisclosure of the Information (other than any claim based upon a breach of any representation or warranty contained herein).

          (c) Each Seller represents that: (i) it is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act;
               (ii) that it has not acquired the Shares on behalf, or at the request, of the Company or any of its affiliates (other than the Buyers); and (iii) the sale of the Shares by such Seller were privately negotiated within an independent transaction and not solicited.

     8.3  PUBLIC ANNOUNCEMENTS

                  Subject to applicable Legal Requirements, any public announcement or similar publicity with respect to this Agreement or the Transactions shall be issued, if at all, at such time and in such manner as the Buyers and the Sellers mutually agree.

     8.4  NOTICES

                  All notices, consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

                   Any Seller:

                   Tiger Global Management, L.L.C
                   101 Park Avenue 48th Floor
                   New York, NY 10178
                   Attention:  Scott Shleifer
                   Facsimile No.: (212) 557-1701


                   with a copy (which shall not constitute notice) to:

                   Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 220 West 42nd Street, 20th Floor
                   New York, New York 10036
                   Attention: Brian C. Hutchings
                   Facsimile No.:  (877) 881-3734

                   Any Buyer:

                   Great Hill Partners, LLC
                   One Liberty Square
                   Boston, Massachusetts  02109
                   Attention:  Michael A. Kumin
                   Facsimile No.:  (617) 790-9401

                   with a copy (which shall not constitute notice) to:

                   Proskauer Rose LLP
                   2049 Century Park East, Suite 3200
                   Los Angeles, California  90067
                   Attention:  Michael A. Woronoff
                   Facsimile No.:  (310) 557-2193

     8.5  JURISDICTION; SERVICE OF PROCESS

                  Subject to Section 8.6, the parties hereto irrevocably submit, in any legal action or proceeding relating to this Agreement, to the jurisdiction of the courts of the United States or the State of New York sitting in the Borough of Manhattan, in The City of New York and consent that any such action or proceeding may be brought in such courts and waive any objection that they may now or hereafter have to the venue of such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

     8.6  ARBITRATION

                  Any dispute, claim or controversy arising out of or relating to this Agreement or the Breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in New York, New York), before a mutually-agreed upon arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. The arbitrator shall issue a written reasoned award and decision that shall be consistent with and supported by the facts and the law within 90 days from the date the arbitration proceedings are initiated. Judgment on the award of the arbitrator may be entered in any court having jurisdiction thereof. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The costs of the arbitration, including any administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne by the non-prevailing party. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator.

     8.7  FURTHER ASSURANCES

                  The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

     8.8  WAIVER

                  The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party shall be applicable except in the specific instance for which it is given; and
         (c) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

     8.9  ENTIRE AGREEMENT AND MODIFICATION

                  This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

     8.10 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

                  None of the parties may assign any of its rights under this Agreement without the prior consent of the other parties, which shall not be unreasonably withheld, except that any Buyer may assign any of its rights under this Agreement to any affiliate of any Buyer. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

     8.11 SEVERABILITY

                  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

     8.12 SECTION HEADINGS, CONSTRUCTION

                  The headings of sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding section or sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman.

     8.13 GOVERNING LAW

                  This Agreement and any claims related to the subject matter hereof shall be governed by and construed in accordance with the internal laws of the State of New York; provided, that the provisions of Section 5.1 shall be governed by the laws of England and Wales.

     8.14 COUNTERPARTS

                  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.



                           [signature page to follow]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                   THE BUYERS:

                                   GREAT HILL INVESTORS LLC



                                   ------------------------------------
                                   By:
                                   Its:     A Manager


                                   GREAT HILL EQUITY PARTNERS III, LP

                                   By: GREAT HILL PARTNERS GP III, LP, its
                                       General Partner

                                   By: GHP III, LLC, its General Partner




                                   ------------------------------------
                                   By:
                                   Its:     A Manager




                                   THE SELLERS:

                                   TIGER GLOBAL, L.P.

                                   By:  TIGER GLOBAL MANAGEMENT, L.L.C.
                                        its investment manager



                                   ------------------------------------
                                   By:
                                   Its:


                                   TIGER GLOBAL II, L.P.

                                   By:  TIGER GLOBAL MANAGEMENT, L.L.C.
                                        its investment manager



                                   ------------------------------------
                                   By:
                                   Its:



                                   TIGER GLOBAL, LTD.

                                   By:  TIGER GLOBAL MANAGEMENT, L.L.C.
                                           its investment manager



                                   ------------------------------------
                                   By:
                                   Its:

                                    EXHIBIT A

For Great Hill Investors, LLC:

Number of Global Depositary Shares Transferred:  12,359


For Great Hill Equity Partners III, LP:

Number of Global Depositary Shares Transferred:  3,072,641

                                    EXHIBIT B
                               Ownership of Shares



Tiger Global, L.P.         2,124,331


Tiger Global II, L.P.      46,892


Tiger Global, Ltd          913,777



Total                      3,085,000

Exhibit 3
---------


                                   AGREEMENT
                                   ---------

     The undersigned agree that this Schedule 13D/A dated June 27, 2006 relating to the Ordinary Shares par value 0.01 pound per share of Spark Networks plc shall be filed on behalf of the undersigned.


Tiger Global Management, LLC*

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

/s/ Charles P. Coleman III *
---------------------------
    Charles P. Coleman III

Tiger Global, L.P. *
By:  Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

Tiger Global II, L.P. *
By: Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Managing Member

Tiger Global, Ltd. *

By: /s/ Charles P. Coleman III
   ---------------------------
Name: Charles P. Coleman III
Title: Director

----------
* Each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit 4
---------

                           TRANSACTIONS IN THE SHARES
                           --------------------------

Transactions in the Ordinary Shares by Tiger Global, L.P.

Date of Transaction        Number of Shares          Price per Share
                           Purchase/(Sold)
03/01/2006                 (36,158)                  $4.52
04/03/2006                 (98,833)                  $5.13
05/01/2006                 (20,528)                  $5.36
06/01/2006                 (69,083)                  $3.76
06/13/2006                 (2,124,331)               $5.50

Transactions in the Ordinary Shares by Tiger Global II, L.P.

Date of Transaction        Number of Shares          Price per Share
                           Purchase/(Sold)
03/01/2006                  1,138                    $4.52
04/03/2006                 (1,774)                   $5.13
05/01/2006                   (754)                   $5.36
06/01/2006                 (3,952)                   $3.76
06/13/2006                 (46,892)                  $5.50


Transactions in the Ordinary Shares by Tiger Global, Ltd.

Date of Transaction        Number of Shares          Price per Share
                           Purchase/(Sold)
03/01/2006                  35,020                   $4.52
04/03/2006                 100,607                   $5.13
05/01/2006                  21,282                   $5.36
06/01/2006                  73,035                   $3.76
06/13/2006                (913,777)                  $5.50



SK 03559 0001 679118